UNDESERT - "Capturing Carbon by Foresting Deserts"



Nicholas Seet
nseet@undesert.com

CONFIDENTIAL

Problem: CO2 ⇨ Heat ⇨ Dry



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Science

Climate change: Trees 'most effective solution' for warming

By Matt McGrath
Environment correspondent

4 July 2019





U.S. Drought
Author:
David Miskus
NOAA/NWS/NCEP/CPC
Intensity:





CNBC
Landmark U.N. report delivers stark warning on climate change, says it's 'code red for humanity'

Solution: Sun + Desert + Water = SmartFore.st


SOLAR
DESALINATION
SUN
SALT WATER
PURE WATER

2% land for water



98% land for trees


The Sharjah site is actually a calcic horizon, one of the
worst barren desert soil types.
BEFORE
The Sharjah site (4000m2) is now a small oasis with
plants, bushes, food, fresh water and homes.
In Only 1.5 Years
AFTER

Technology: Solar Water Purification (SWAP)



Example Temperatures
Ambient: 35°C
Internal: 63°C
Hot Humid Air
Condenser Tubing
Heated Water
Condenser Floor
Cold Air
Double Pane Glass
Evaporation Section
Evaporation Floor
Insulated Wall
Condenser Section
Distillate
Pump
Brine Circulation
Tank
Make-up Water
Cooling Water

Key Features

- 4 patents issued, evaluated by LANL NMSBA
- Takes any source of wastewater/seawater to ultra-pure water
- Low cost, < $200/unit from COTS parts
- Zero Liquid Discharge (ZLD)

Competition: Land Use & Water Tech

- **Our system does not utilize agriculture/forest land**
- **We are located in otherwise unusable regions**
- **We are growing the pie for Wood Products**
- **We are adding new Carbon Capture resources**



Wetlands 5.17%
Water 5.22%
Developed 5.62%
Barren 1.23%
Agriculture 22.16%
Forest 24.41%
Undesert
Shrubland 21.61%
Ice & Snow 0.02%
Grassland 14.56%

Multi-Resolution Land Characteristics

Competing Water Tech

*Worst **** Best	Hardware cost	Soft Cost	Volume Efficiency	Electrical Demand	Chemical Cost	Environmental Waste	Overall
Undesert	****	****	***	****	****	****	****
Reverse Osmosis	*	*	****	*	*	*	**
Solar Still w/ Carbon Paper	***	**	*	**	***	***	**
Evaporation Pond	***	***	*	*	***	**	**

CONFIDENTIAL

Underground Water is Plentiful

Precipitation
(red means driest)


February 2015 Percent of 1981-2010 Normal
40°N
38°N
36°N
34°N
32°N
120°W
115°W
110°W
105°W
300
200
150
130
110
100
90
70
50
25
5
Percent of Normal
WestWide Drought Tracker - WRCC/UI Data Source - PRISM (Prelim), created 2 MAR 2015

Underground water
(blue means water)



Target geographies in the US:
Southern California, New Mexico, Arizona, West Texas

Timeline: Ready for Deployment

NANO SMARTFORE.ST

64 Trees

20T CO2/Yr

NOW



UNIT SMARTFORE.ST



1Q22

700 Trees

200T CO2/Yr
1 Acre

KILO SMARTFORE.ST

3,500 Trees

1,000T CO2/Yr
5 Acres

3Q22



MEGA SMARTFORE.ST



3Q23

448,000 Trees

128,000T CO2/Yr
1 Square Mile

The Math: It's Time to SWAP

	Allocated Life Cost per Tree	Allocated Life Cost per Acre
Tree, planting and irrigation system	$5	$3,500
SWAP units (each unit supports 130 trees)	$4	$2,800
Land acquisition (700 trees per acre)	$1	$700
Water well (drilling)	$1	$700
Labor (maintenance & management)	$1	$700
Remote monitoring & site security	$1	$700
TOTAL	**$13/tree**	**$9,100/acre**

- Life Carbon Credit: $28,800/ac (@$8/tn)
- Tree Value at Maturity: $70,000/ac (@$100/tree)

Scale Up Financing

Year 1: 5 acre Kilo SmartFore.st
Year 2: 4 Kilo SmartFore.st Added
Year 3: 1 square mile Mega SmartFore.st

$3.5MM Series A sought in Year 3



Year 1 – One Kilo
Year 2 – 4 Kilos
Year 3 – One Mega
1,000T
4,000T
128,000T

CONFIDENTIAL

Team: Meet The Experienced Undesert Team

Nicholas Seet
CEO
Auditude Founder

Sold to Adobe $120MM

HMC BS Eng/UCLA MBA



Hill Kemp
CTO
Chemical Engineer

Ex-State Representative

Inventor



ADVISORS:

Mick O'Neill - Professor Emeritus, NMSU

Sandra West - Climate Reality Northern NM

Thomas Lord - President, Dynamic Commodity Management, LLC

Andrea Course - Venture Principal, Shell

“Capturing Carbon by Foresting Deserts”

UNDRINKABLE water
UNUSABLE land
UNLIMITED sun

UNDESERT

Nicholas Seet
nseet@undesert.com

Fundify Crowd Investing Covers Years 1 and 2

- Fundify Partnership Covers First 2yrs Ops
- Year 0: 25 Acres w/Water Well Purchased
- Year 1: Kilo SmartFore.st (5 acres) Sold
- Year 2: Selling four more (cash-flow pos)
- Year 3: Mega SmartFore.st (1 square mile)



Year 1 – One Kilo
Year 2 – 4 Kilos
Year 3 – One Mega
1,000T
4,000T
128,000T

MASSCHALLENGE

In-Kind Deals

FUNDIFY



Share
UNDRINKABLE water
UNUSABLE land
UNLIMITED sun
UNDESERT
FPP Campaign
Just Launched
undesert
FROM DRY DESERT TO SMARTFORE.ST: by capturing carbo...
$13.8 k
funding interest
5
investors interested
Clean Technology
Minority Founders
Eco



Share
undesert.com
FROM DRY DESERT TO SMARTFORE.ST: by capturing carbon, curating forests, cleaning water, afforesting deserts, and using 100% renewable solar energy, Undesert's mission is to reverse the effects of Global Warming.
Agriculture
Los Alamos, NM
Website
Solution: SWAP SmartFore.st
Investor Interest
Investors Interested
Be the first
Funding Interest So Far
Click below
1-Click Reserve
Offering Terms
Funding Goal
$25,000 - $250,000
Security Type
SAFE
Min Investment
$25.00
Max Investment
$100,000.00
Valuation Cap
$10,000,000
Discount
20%

CONFIDENTIAL

Ask & Business Model: Beginning Year 3

- Raising $3.5MM to purchase/plant 1x Mega SmartFore.st (640 acres)
- Carbon Credits sold at market price (currently $8/tonne, increasing annually)
- All-in cost $5/tonne, so $3/tonne profit, increasing
- Bonus wood harvest cash ($64MM) at year 18, all profit
- Second and subsequent plantings at variable costs only
- Future plantings staggered bi-annually and physically
- Carbon sequestered for 100+ years



Year 1 – One Kilo
Year 2 – 4 Kilos
Year 3 – One Mega

HISTORY - Ready for Deployment

UNDESERT



2015

SWAP concept patents issued

2016

Field testing in Sharjah, UAE


2.3 meters
2.8 mete



Spring 2019

Team met at Alamogordo Water Research Facility

Ener.com conceived and customer validation begins



Spring 2020

LANL NMSBA evaluates technology

MC MASSCHALLENGE 2021 U.S. COHORT

Winter 2021

First field deployment in New Mexico



Who Cares? Carbon Offset Market is BIG



Trend in Carbon Offset Purchases
Carbon offsets purchased by select companies, 2017-2019
(in thousand metric tons of CO_2 equivalent)
2017
2018
2019
2,500
3,300
1,700
932
1,200
1,400
805
893
861
382
344
283
175
185
189
DELTA
Alphabet
Disney
salesforce
JPMorgan Chase & Co.
That's the same as 4 Mega SmartFore.sts (100% accountable)

$200 Billion

Corporations Carbon Offset Spending by 2050

60% of Fortune 500 companies are acting on the climate crisis

CONFIDENTIAL

CO2 Triage: Collecting Carbon within 6 Months



BEFORE

VERRA CERTIFIED



AFTER

2% of Global Desert Forestry Offsets all CO2 Emissions


Map of the Desert Areas
Semidesert
Desert

Undesert Land Use: Shrubland to Forest



Wetlands
5.17%
Water
5.22%
Developed
5.62%
Barren
1.23%
Agriculture
22.16%
Forest
24.41%
Undesert
Shrubland
21.61%
Ice & Snow
0.02%
Grassland
14.56%

MOVING IDLE LAND TO PRODUCTIVITY

CONFIDENTIAL

Data From: Multi-Resolution US Land Characteristics Consortium

Case Studies- Hypothetically speaking of course*


Shell has an ambition to invest up to
$200 MILLION
between 2020 and 2021 in natural ecosyst


In the UK, Shell is working with Forestry and
Land Scotland to plant or regenerate around
1,000,000 TREES
over the course of five years.
CO2
CREDIT

- UPS trucks probably run 12-15mpg.
- 9-10 metric tonnes co2/year/truck.
- 123,000 trucks.
- That would require about 10 Mega SmartFore.sts

*we have no signed relationship with the firms and all information shown is public

CONFIDENTIAL

Carbon Negative



2020 C OFFSET
$3 BB MARKET
BILLIONS TONS / YEAR
+4
+2
0
-2
-4
EXCESS
UNDESRT
8 GIGA SMART FORE.STS
BALANCED
CARBON
NEGATIVE
ATMOSPHERIC CO_2

Problem Solved: A Giga SmartFore.st per Desert

Atmospheric CO2 First








1 Giga SmartFore.st
The Sahara Desert


Map of the Desert Areas
Semidesert
Desert

8 Giga SmartFore.sts Offsets all CO2 Emissions

Worldwide Deserts (We only need 2%)

US Deserts	**Area (sqmi)**
Mojave Desert/Area	47,877
Sierra Nevada Desert	39,612
Joshua Tree National...	1,235
Death Valley National...	5,270


1 Giga SmartFore.ST
The Sahara Desert

From https://en.wikipedia.org/wiki/Desert

Rank	Desert	Area (sqmi)
1	Antarctic Desert (Antarctica)	5,500,000
2	Arctic Desert (Arctic)	5,400,000
3	Sahara Desert (Africa)	3,500,000
4	Arabian Desert (Middle East)	1,000,000
5	Gobi Desert (Asia)	500,000
6	Patagonian Desert (South America)	260,000
7	Great Victoria Desert (Australia)	250,000
8	Kalahari Desert (Africa)	220,000
9	Great Basin Desert (North America)	190,000
10	Syrian Desert (Middle East)	190,000

Save. The. Planet.

What's with that wiggly line?


Year 1 – One Kilo
Year 2 – 4 Kilos
Year 3 – One Mega


Year 1 – One Kilo
Year 2 – 4 Kilos
Year 3 – One Mega

We Need Land - Lots of (Idle) Land



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Arizona Rancheros
Arizona
The Arizona Rancheros have spectacular scenic views. They're located near the Painted Desert, a beautiful area. These are mostly undeveloped areas of the subdivision in Sun Valley, Arizona. These parcels are 1.25 acres and up, on high ground. Great for off grid living with few if any neighbors, yet close to Holbrook.
MORE PROPERTY DETAILS »
Concho Lakeland
Arizona
Beautiful off-grid residential parcels with views of the nearby White Mountains. Great for tiny houses! This area is known for its good water. Pastoral beauty, natural peace and quiet. Near the town of Concho, AZ Mild climate. Many historical sites and national monuments within an easy drive. Convenient from Highways 60 and 61.
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Hudspeth Co. Odds & Ends, Texas
Mountain views, surveyed, access!
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Spring Valley Ranches
Mohave County, Arizona
Dream Property With Power And More
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The 2021 U.S. Drought Monitor forum will be held virtually on October 21-22, 2021. To re
agenda will be posted on the registration page soon.
Map released: August 19, 2021
Data valid: August 17, 2021
Mariana Islands
Marshall

- Desert Land Cost $1,000/Acre Or Less
- Southwest Is Ideal
- Forested Land Worth 10x

It's Real - Many Endorsements

"PRESENTED MODULAR SOLAR DESALINATION TECHNOLOGY, A **SOUND TECHNOLOGY BASIS,** TESTED INTERNATIONALLY WITH DETAIL OF INTERNATIONAL TESTING." - NREL

A study by the United States' Los Alamos National Laboratory (LANL) created a full thermodynamic model of the Suns River modules and **confirmed field performance within 2%.**

"The team combines experts from industry and national labs. The team appears to **have the necessary expertise and capabilities to perform the proposed work.**" - DOE

CONGRESS OF THE UNITED STATES
DELEGATION OFFICE
STATE OF NEW MEXICO
HART SENATE OFFICE BUILDING
WASHINGTON, D.C. 20510
(202) 224-8962

July 18th, 2019

Assistant Secretary Daniel Simmons
Office of Energy Efficiency and Renewable Energy
Department of Energy
1000 Independence Avenue SW, Mail Stop EE-1
Washington, DC 20585

Dear Assistant Secretary Simmons:

The New Mexico Congressional Delegation writes in support of the application submitted by SIVI LLC for a Solar Energy Technologies Office Fiscal Year 2019 Funding Program: Small Innovative Projects in Solar grant as funded by the Department of Energy. This grant, DE-FOA-0002064, will allow SIVI LLC to conduct a demonstration project for a novel solar-powered water desalination technology that concurrently cools photovoltaic solar panels in order to improve their efficacy.

The current project is a collaborative effort between SIVI LLC, Los Alamos National Laboratory, and Los Alamos County to assess the feasibility of combining a solar-thermal water purification technique with photovoltaic systems. This demonstration is intended to improve the performance of existing solar arrays by removing panel heat while simultaneously producing purified water.

If awarded, these entities report that they will conduct field-based empirical assessments of this technology to determine its efficacy and scalability relative to current solar power generation methods. The New Mexico Congressional Delegation expects their findings to inform our state's efforts to increase the share of energy generated from renewable sources and to preserve access to potable water for communities across New Mexico.

The New Mexico Congressional Delegation proudly supports the application submitted by SIVI LLC for a Solar Energy Technologies Office Fiscal Year 2019 Funding Program: Small Innovative Projects in Solar grant as funded by the Department of Energy and we request that you give their application thorough consideration within your agency's guidelines.

Sincerely,

Tom Udall
United States Senator

Ben Ray Luján
United States Representative

Martin Heinrich
United States Senator

Deb Haaland
United States Representative

Xochitl Torres Small
United States Representative

Now US Secretary of the Interior!

Platform: Business/Consumer Apps

1. Wastewater purification (seawater, riverwater, production water)
2. Cooling Tower Blowdown
3. Ag: Desert-to-farm, livestock
4. Drinking water production
5. Industrial Clean Water (super-computers, chip-manufacturing, post-mining cleanup, etc)
6. Hydrogen Production
7. Desert city water production
8. Naval ship-water
9. Government water source

1. Bottled distilled water
2. On-campus water-demo
3. Portable water kiosks
4. Solar-home/RV water
5. Survival/Eco market
6. Evaporative Cooler Life
7. Family water (from 2L to 10L, cooking and drinking)
8. Seacraft water
9. Hot Water Heater Life

Carbon Offsets - Local, Accountable, Effective

BUSINESS MODEL: With an investment in land and equipment we can capture CO_2 at a cost of under $5 per ton. Projections are that carbon credits will approach $100/ton. We will pre-sell our carbon capture through advance purchase agreements.

EXECUTION PLAN/GO TO MARKET STRATEGY: We plan to establish a market scale demonstration to affirm our approach. We then can establish Carbon Purchase Agreements (CnPA's) in advance from governments and industries to finance our investment and establish the forests on empty/idle desert land which is plentiful and available.

TRACTION: With CnPA's in hand we will acquire the land, install the desalination equipment and plant seedlings. Contract to planting time span would be 6 – 12 months. The desalination and forest tending would be ongoing operations. Users can monitor forest status via remote video/satellite link.


METRIC TON
(TONNE)
1000 kg
TON
(SHORT) TON
907.18474 kg

SmartFore.st - Not Your Grandpa's Forest

- More Tree Plantation Than Rainforest
- Manicured Forest / Scalable Model
- Native Trees / Individually Tracked
- Satellite, Drone, and Ground Remotely Monitored 24/7
- Lightning Proof / Well Watered
- Physically Secure / Remote
- Hyper Dense (1000 Trees/Acre)
- 18 Years to Maturity / Harvestable
- Desert / Native-species Friendly
- Water Smart / Premium Lumber
- Renewable Forest / Attracts Wildlife
- Retains Water / Improves Soil
- Changes the Local Climate



Why Trees?

Science News *from research organizations*

Tropical tree roots represent an underappreciated carbon pool

Date: October 12, 2017

Source: Smithsonian Tropical Research Institute

Summary: Estimates of the carbon stored by tropical forests rarely take tree roots into consideration. Scientists report that almost 30 percent of the total biomass of tropical trees may be in the roots.



Abbreviations:
AGC_total: Total aboveground C
GC_total: Total ground-layer C
BGC_total: Total belowground C
Total_C: Total C stock
Tree_AGC: Aboveground tree C
Herb_AGC: Aboveground herb C
Litter_C: Litter-layer C
DW_C: Deadwood C
Root_C: Root C
SOC: Soil C
AGC_F: Aboveground tree C increment
Litterfall_F: Total litterfall flux
CWD_F: Coarse deadwood flux
Rs: Soil respiration
Stock Mg C ha-1
Flux Mg C ha-1 yr-1
Total_C
149.2±12.1
AGC_F
1.7±0.1
Rs
2.6±0.1
Tree_AGC
57.4±5.5
AGC_total
57.5±5.5
Herb_AGC
0.1±0.02
DW_C
6.5±1.3
Litterfall_F
2.3±0.1
Litter_C
4.0±0.2
GC_total
10.5±1.4
CWD_F
0.5±0.1
Root_C
18.3±2.0
SOC
61.1±6.4
BGC_total
80.7±7.9



Ponderosa Pines

Cost $2/Seedling

Afghan Pines



Case studies show existing **pine** stands can earn an **average** of about $100 to $150 **per acre per** year. "That doesn't mean you plant the **trees** and get $100 to $150 a year -- landowners must properly manage the timber, thinning a few times over the 35-year lifespan.